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08031476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2008

Washington, DC

SEC FILE NUMBER
8-34305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Doley Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

616 Baronne Street, Suite 300
(No. and Street)

New Orleans (City) LA (State) 70113 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold E. Doley, Jr. (504) 561-1128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name – *if individual, state last, first, middle name*)

616 Baronne Street, Suite205 (Address) New Orleans (City) LA (State) 70113 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Doley Securities, LLC
New Orleans, Louisiana

I have audited the accompanying statement of financial condition of Doley Securities, LLC as of December 31, 2007 and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statement of financial condition present fairly, in all material respects, the financial position of Doley Securities, LLC at December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Charles F. Webb
Certified Public Accountant

February 26, 2008

616 BARONNE ST., SUITE 205 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

DOLEY SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Cash and cash equivalents	$ 208,027
Receivable from brokers and dealers	$ 414,242
Securities at market value	425,853
Other receivable - tax refund	14,490
Furniture and equipment, net of accumulated depreciation of $59,209	99,843
Other assets - security deposits	3,360
Prepaid expenses	1,636
Total Assets	$ 1,167,451

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Payrol taxes payable	$ 25,088
Accounts payable and accrued expenses	33,174
Payable due to broker-dealer	120,092
Bank loan payable	93,230
	271,583
SUBORDINATED LIABILITIES	
Liabilities subordinated to the claims of general creditors	834,000
MEMBER'S EQUITY	
Member's Equity	61,869
Total Member's Equity	61,869
Total Liabilities and Stockholders' Equity	$ 1,167,452

END

See notes to financial statements.